SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Vintage Capital Management, LLC

8529 Southpark Circle, Suite 150
Orlando, Florida 32819
(407) 592-8015

With a copy to:

Russell Leaf, Esq.
Jared Fertman, Esq. Sean Ewen, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099 (212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 6
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,500,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,500,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 35,148,564 shares of Common Stock outstanding as reported by the Issuer in the Proxy Statement filed by the Issuer with the Securities and Exchange Commission on April 7, 2023.

CUSIP No. 35180X105	13D	Page 3 of 6
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,468,299 shares
(8) SHARED VOTING POWER
10,176,543 shares
(9) SOLE DISPOSITIVE POWER
1,468,299 shares
(10) SHARED DISPOSITIVE POWER
10,176,543 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,644,842 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,148,564 shares of Common Stock outstanding as reported by the Issuer in the Proxy Statement filed by the Issuer with the Securities and Exchange Commission on April 7, 2023.

Explanatory Note

This Amendment No. 21 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, Amendment No. 3 to Schedule 13D filed on May 17, 2019, Amendment No. 4 to the Schedule 13D filed on July 11, 2019, Amendment No. 5 to the Schedule 13D filed on August 8, 2019, Amendment No. 6 to the Schedule 13D filed on August 28, 2019, Amendment No. 7 to the Schedule 13D filed on October 1, 2019, Amendment No. 8 to the Schedule 13D filed on October 24, 2019, Amendment No. 9 to the Schedule 13D filed on December 17, 2019, Amendment No. 10 to the Schedule 13D filed on January 3, 2020, Amendment No. 11 to the Schedule 13D filed on January 31, 2020, Amendment No. 12 to the Schedule 13D filed on March 27, 2020, Amendment No. 13 to the Schedule 13D filed on April 3, 2020, Amendment No. 14 to the Schedule 13D filed on April 27, 2020, Amendment No. 15 to the Schedule 13D filed on August 4, 2020, Amendment No. 16 to the Schedule 13D filed on September 8, 2020, Amendment No. 17 to the Schedule 13D filed on January 27, 2021, Amendment No. 18 to the Schedule 13D filed on March 15, 2021, Amendment No. 19 to the Schedule 13D filed on May 26, 2021, and Amendment No. 20 to the Schedule 13D filed on May 11, 2022 this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

The purpose of this Amendment is to amend Item 4 and Item 5 of the Schedule 13D as hereinafter set forth.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On March 20, 2023, the Issuer issued a press release announcing that it had received an unsolicited non-binding proposal from a third party (the “Bidder”), subject to certain conditions, to acquire all of the outstanding shares of Common Stock for a price of $30.00 per share in cash (such Bidder’s acquisition transaction being defined as the “Proposed Transaction” or any alternative to the Proposed Transaction and including the Proposed Transaction being defined as an “Acquisition Transaction”).  Among other conditions, the Proposed Transaction was expressly subject to management rolling over its equity stake in the Issuer.  The Reporting Persons have determined that they wish to discuss the Proposed Transaction with the Bidder and may negotiate with the Bidder (and other interested parties, including the Issuer) with respect to their participation in, and take other actions in furtherance of, that or any other Acquisition Transaction.  Following the making of this determination, the Reporting Persons solicited and received the consent of the Special Committee (as defined below) to pursue discussions, negotiations and actions in connection with any proposed Acquisition Transaction so long as the Reporting Persons kept the Special Committee and its counsel reasonably informed regarding any such discussions, negotiations and actions. In connection therewith, the Reporting Persons informed the Special Committee that should any Acquisition Transaction proposal be received by the Issuer, the Reporting Persons would consider engaging in discussions with any bidder that makes such a proposal, should there be a role for the Reporting Persons in connection with any such alternative Acquisition Transaction.   In furtherance of the foregoing and subject to any contractual or other applicable limitations, the Reporting Persons intend to engage in discussions and negotiations with third parties regarding an Acquisition Transaction, including the Bidder, potential sources of financing and certain of the existing lenders to the Issuer.

The Reporting Persons understand that a special committee consisting of three independent members of the Board was formed to consider and evaluate the Proposed Transaction proposal made by the Bidder (the “Special Committee”) and that such Special Committee has retained its own counsel and financial advisor.  The Reporting Persons have advised the Special Committee that they would not proceed with any Acquisition Transaction in which they participate unless it is recommended and approved by the Special Committee, and would require that any such Acquisition Transaction be subject to a non-waivable condition requiring approval by holders of a majority of the outstanding shares of voting stock of the Issuer that are not owned or controlled by the Reporting Persons or any other participants in the Acquisition Transaction.

If the Reporting Persons pursue any Acquisition Transaction, it may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from NASDAQ, and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

No assurances can be given that any Acquisition Transaction will be proposed or, if one is proposed, that it will be pursued or consummated.  The Reporting Persons reserve the right to cease the exploration of an Acquisition Transaction (including with the Bidder) at any time and, if any proposal is made with respect thereto, further reserve the right to modify or withdraw any such proposal at any time and in any manner.  The Reporting Persons shall be under no obligation with respect to any Acquisition Transaction, including any obligation to continue the exploration thereof, and any such obligations shall only arise if and to the extent that the Reporting Persons shall enter into definitive documentation with respect thereto.

Other than as otherwise set forth above in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review their investments in the Issuer and, depending upon market conditions and other factors that the Reporting Persons deem material to the Reporting Persons, the Reporting Persons reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on April 14, 2023, the Reporting Persons beneficially owned, in the aggregate, 11,644,842 shares of Common Stock, representing approximately 33.1% of the outstanding shares of Common Stock. The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 35,148,564 shares of Common Stock outstanding as reported by the Issuer in the Proxy Statement filed by the Issuer with the Securities and Exchange Commission on April 7, 2023.

2,500,000 of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons are directly held by Vintage Capital Management LLC. Brian Kahn, directly or indirectly, controls Vintage Capital Management LLC and therefore may be deemed to have beneficial ownership over the shares of Common Stock owned thereby. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes. 7,676,543 of the shares of Common Stock are held by Brian Kahn and Lauren Kahn Joint Tenants by Entirety, and 1,468,299 of the shares of Common Stock are held directly by Brian Kahn.

(c)       Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d)       Except for entities that are directly or indirectly controlled by the Reporting Persons, or as otherwise described herein, no person other than the Reporting Persons (individually, directly or indirectly, and with Lauren Kahn as tenants by the entirety) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e)       As previously reported, on May 9, 2022, Kahn Capital Management, LLC has ceased to beneficially own any shares of Common Stock and therefore ceased to be a Reporting Person (without impacting the status of the other Reporting Persons).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2023

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn